FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

COMMUNICATION ON

TRANSACTIONS WITH RELATED PARTIES

Companhia Brasileira de Distribuição (“Company”) in compliance with Article 30, XXXIII of CVM Rule No 480/09 and its Related Parties Transactions Policy, approved by the Board of Directors in the meeting held on April 16, 2014, as amended (“Policy”), announces to its shareholders and the general market that on April 29, 2019, Sendas Distribuidora S.A. (“Assaí”) executed (i) three (3) Amendments to the Equipment Lease Agreements and to the Operation and Maintenance Service Agreements (O&M) (“Amendments to the Agreements of Stores I”) and (ii) five (5) new Lease Agreements and Operation and Maintenance Service Agreements (O&M) (“Amendments to the Agreements of Stores II” and jointly with the Amendments to the Agreements of Stores I, “Agreements”); all with GreenYellow do Brasil Energia e Serviços Ltda. (“GY”), with the following terms and conditions:

Parties	(i) Assaí (Contracting Party) (ii) GY (Contractor)
Relation with the Issuer

•               Relation between the Company and Assaí: The Company holds 100% of Assaí’s capital stock.

•               Relation between the Company and Assaí: The Company is minority shareholder of GY. Additionally, the Company and GY are indirectly controlled by Casino Group.

Purpose of the Agreements

•               Three (3) Amendments to the Agreements of Stores I: ratification of defined terms and other commercial agreements between the parties, which will not generate financial impacts on lease contracts and operating and maintenance services, respectively, of micro and distributed mini-generation equipment of photovoltaic energy designed by GY (“Photovoltaic System”), installed on the roofs of three (3) Assaí stores located in the States of Mato Grosso do Sul, Goiás and Pará (collectively, “Stores I”).

•               Five (5) Agreements of the Stores II: lease and rendering of operation and maintenance services, respectively, for a period of 25 years, of the Photovoltaic System, installed on the roofs of five (5) Assaí stores located in the States of Paraná, Rio de Janeiro and Goiás (collectively, “Stores II”).

For puropoes of this Communication, Stores I and Stores II will be definied jointly as “Stores”.

Date of the Transactions / Execution of the Agreements	The Agreements of the Stores I were executed, respectively, on May 10, 2017, April 6, 2018 and May 14, 2018. The Agreements were executed on April 29, 2019.
Main Terms and Conditions

The term of the Agreements is 25 years, from the date in which the Photovoltaic System started or will start, as the case may be, the generation of energy, in view of the connection of the equipment to the electric system of the respective concessionaire (“Commissioning Date”).

Under the Agreements, Assaí will pay to GY monthly the rental and service amounts calculated pursuant to the formulas established in their schedules, according to the percentages of the savings generated by the respective projects. In the first year of the Agreements, GY guarantees that the sum of rental and service amounts will correspond from 88% to 95% of the energy generated by the Photovoltaic System and consumed by the Stores, variable according to the regions where they are located and geographic orientation of the sites, considering the energy rate on the respective Commissioning Dates.

The Agreements may be terminated by either of the Parties in the following cases: (i) in the event of bankruptcy, dissolution, liquidation or judicial or extrajudicial recovery of the other Party; or (ii) in the event of breach of the obligations set forth in the Agreement by either Party not remedied within (a) sixty (60) days upon the receipt from Assaí notification sent by GY and (b) hundred and twenty (120) days uppn the receipt from GY of notification sent by Assaí; or (iii) due to Acto of God or Force Majeure. The Agreements may be terminated unilaterally by GY in case of transfer of the property occupied by Assaí to a third party that does not assume them.

Detailed Reasons for which the Management considers that the transaction has observed commutative conditions or provides appropriate compensatory payment

The Company's management understands that the executed Agreements have observed commutative conditions and adequate compensatory payment, since: (i) they were analyzed according to the rules provided in the Company´s Policy; (ii) they reflect negotiation conditions in line with market practice; and (ii) they observed the historical of the transactions between Assaí and GY. In addition, the Agreements serve the interests of Assaí, since the implementation of projects that aim improve energy efficiency entails, naturally, the reduction of costs for Assaí.

The Amendments to the Agreements of the Stores I corroborate with the energy efficiency achieved by the Company.

Description of the measures taken and procedures adopted to ensure the commutativity of the transaction

The negotiation was conducted by Assaí´s management, independently and in accordance with the Company´s Policy. The purpose of the transactions integrates Assaí's ordinary activities, insofar as it relates to the acquisition of electric energy, implying optimization of the Assaí energy matrix.

Under the terms of the Company's Policy, the Agreements were submitted to the Audit Committee's previous analysis, composed of independent members of the Company's Board of Directors, regarding compliance with the Policy’s guidelines in the transaction procedure.

Reasons For Which the management carried out the Transactions

The purpose of the transactions is the implantation of the Photovoltaic System in the Stores for generation of energy, replacing the purchase of energy in the free market. The transactions will provide optimization in Assaí's energy efficiency compared to the consumption incurred prior to project implementation.

In the first year of the Agreements, the implementation of the Photovoltaic Systems in the Stores will generate to Assaí a net saving between 8% and 11% (on a weighted average) of the electric energy expenses, variable according to the regions where they are located and orientation geographical location.

eventual participation of the counterpart, its partners or managers in the procedure of decision of the issuer on the transaction or negotiation of the transaction as representatives of the issuer, describing this participation

Not applicable.

São Paulo, April 29, 2019.

DANIELA SABBAG

Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 29, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.